UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 11, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release dated 11 September 2017 entitled ‘VODAFONE GERMANY: GIGABIT INVESTMENT PLAN ’

11 September, 2017

VODAFONE GERMANY: GIGABIT INVESTMENT PLAN

Highlights:

•                  Vodafone Germany to invest approximately €2 billion of incremental capital expenditure by the end of calendar 2021 in Gigabit ultrafast fibre broadband services, which are expected to deliver around 13.7 million new gigabit connections to German consumers and enterprises.

•                  Giga-Business: targeting 100,000 companies in around 2,000 business parks, both in co-operation with partners such as Deutsche Glasfaser and standalone, an incremental investment of €1.4 - €1.6 billion

•                  Giga-Municipality: partnering with local municipalities to reach around one million rural consumer homes, an incremental investment of €0.2-€0.4 billion

•                  Giga-Cable: accelerating the upgrade of existing cable infrastructure to deliver Gigabit speeds across Vodafone’s 12.6 million cable homes, an incremental investment of €0.2 billion.

•                  A success-based model which meets Vodafone’s disciplined investment criteria, with an attractive estimated IRR of over 20% and a typical payback period of under four years per business park and under six years per municipality.

•                  Accretive to mid-term service revenue growth at Vodafone Germany by 1-2 percentage points, with above average incremental EBITDA margins.

•                  Cash efficient co-investment approach with partners reduces the annual drag on Group cash flow to €100-200 million in the initial years of the plan (limited impact in FY 17/18).

•                  Group capital intensity is expected to remain in the ‘mid-teens’ as a percentage of revenues over the medium-term, excluding ‘Gigabit Investment Plan’ capital expenditure which will be disclosed separately going forwards.

A conference call for analysts and investors will be held from 0900-0930 BST today.

Vodafone Germany CEO, Hannes Ametsreiter, commented:

‘I am excited to announce this transformational investment plan for Germany, which will bring Gigabit broadband services to millions of consumers and businesses. The project is consistent with our strategic goal to become a leading converged communications operator in Germany, enabled by a best-in-class Gigabit network infrastructure. I am confident that these largely success-based investments will deliver incremental revenue growth and attractive returns for Vodafone’s shareholders.’

The Gigabit Investment Plan:

Vodafone today announces its intention to invest approximately €2 billion in Gigabit ultrafast fibre broadband services in Germany over the next four years, delivering around 13.7 million Gigabit connections for both consumers and businesses. This investment will allow local enterprises and communities of all sizes to move away from slow copper-based Internet services. Today, 25% of broadband connections are still below 50Mbps, with only 2% of all broadband connections at Gigabit speeds; and the number of enterprise bids that include fibre has doubled since last year. With speeds of up to 1 gigabit (1,000 megabits) per second, this investment will revolutionise the digital experience of homes and businesses across Germany.

The Gigabit Investment Plan comprises three related initiatives, which in aggregate are expected to create around 13.7 million new gigabit connections:

Giga-Business: This initiative builds on the partnership agreement announced in July 2017 with Deutsche Glasfaser, a leading provider of fibre-to-the-premises networks in Germany, to reach 19 of Düsseldorf’s industrial and commercial business parks by early 2018. Today we are expanding our ambition and we now aim to reach 100,000 companies in around 2,000 business parks by the end of calendar 2021, at a cost of approximately €1.4-€1.6 billion. Vodafone will work with a number of partners with either specialist fibre skills or relevant infrastructure assets, including Deutsche Glasfaser. A minimum take-up of around 40% of the businesses in each individual park is required before the investment can proceed.

Under the terms of these strategic agreements, the partner (and in some cases Vodafone on a standalone basis) will deploy the passive infrastructure, while Vodafone will operate the network and supply services to customers. Over the long-term, Vodafone will typically take full ownership of the passive infrastructure. This approach is cash-efficient, as it limits the up-front cash outflow to around one-third of the total build and CPE costs. The estimated unlevered IRR of this initiative is over 20%, with a typical payback period per individual business park of under 4 years.

Giga-Municipality: We aim to offer gigabit services to around one million consumer households in rural areas, in co-operation with local municipalities, by the end of calendar 2021. Under this co-investment model, the local municipality will build and own the passive network infrastructure from the central office to the home, with the potential support of government fibre subsidies. Build-outs will only begin once around one third of the homes in a municipality have committed to buy fibre services.

Vodafone will operate this network under a long term partnership/rental agreement, building the link between the central office and its fibre backbone, deploying the active equipment (including CPEs) and paying the connection costs for each household. For Vodafone, this is expected to cost around €0.2 — €0.4 billion. The estimated unlevered IRR of this initiative is over 20%, with a typical payback period of under six years per municipality.

Giga-Cable: This initiative aims to enhance Vodafone’s entire cable footprint from the current top speed of 500 Mbps to 1 gigabit per second, through the accelerated adoption of DOCSIS 3.1 technology. The cable network will now be enabled for DOCSIS 3.1 services over two years compared to the previous four-year rollout plan. This will meet the growing customer demand for speed, enhancing our competitive advantage compared to copper-based technologies; in Q1 17/18, more than half of our new broadband users opted for cable connections of up to 200 or 400 Mbps. In July this year we launched our fastest offering of up to 500 Mbps, which is now available to over 2.5 million households in 100 cities. Gigabit speeds will start to be available in the largest German cities in 2018.

This initiative will cost approximately €0.2 billion (excluding CPEs). The payback period for this initiative is less than four years, as the substantial increase in network capacity as a result of deploying DOCSIS 3.1 reduces the need for additional capacity investments.

Financial implications for Vodafone Germany and for the Group:

•                  We expect this incremental success-based investment will drive an uplift of 1-2 percentage points in Vodafone Germany’s service revenue growth rate compared to our prior expectations, starting from the second full year of the Plan (FY 19/20).

•                  Incremental EBITDA margins are expected to be materially higher than Vodafone Germany’s current EBITDA margin (34.1% in FY 16/17).

•                  Incremental accrued capital expenditure is expected to be approximately €2 billion in total, spread over the next four financial years (FY 18/19 to FY 21/22), with limited impact in FY 17/18.

•                  The co-investment approach with our strategic partners in the Giga-Business initiative means that up-front cash outflows will be approximately one-third of accrued capital expenditure, with the balance paid over the remaining period prior to Vodafone taking ownership of the passive infrastructure. Consequently, we expect the annual drag on Vodafone Group’s cash flows during the initial years of the Plan will be around €100-200 million.

•                  Group capital intensity is expected to remain in the ‘mid-teens’ as a percentage of revenues over the medium-term, excluding the ‘Gigabit Investment Plan’.

•                  ‘Gigabit Investment Plan’ capital expenditure and related KPIs (e.g., number of business parks connected, number of municipalities/homes connected) will be disclosed separately going forwards.

For further information:

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Conference call:

A conference call for analysts and investors with further information on the Gigabit Investment Plan will be held at 0900 BST (1000 CET) this morning, hosted by  Nick Read, CFO of Vodafone Group, and Hannes Ametsreiter, CEO of Vodafone Germany. A replay of the call will be available for thirty days.

Participant dial in:

UK Toll	+44 (0) 20 3427 0662
UK Toll Free:	0808 237 0033
US Toll:	+1 347 329 1282
US Toll Free:	1 866 928 6048

Replay dial in

UK Toll:	+44 (0)20 3426 2807
UK Toll Free:	0808 237 0026
US Toll Free:	1 866 535 8030
PIN:	690738#

Notes:

Key financial figures

Vodafone FY 16/17	Germany	Group	Germany % of Group

Revenue €m	10,600	47,631	22.3%
Service revenue €m	10,006	42,987	23.3%
Mobile service revenue €m	6,071	32,763	18.5%
Fixed service revenue €m	3,935	10,224	38.5%

EBITDA €m	3,617	14,149	25.6%
Capital Expenditure €m	1,671	7,675	21.8%

Forward looking statements:

This press-release, along with any oral statements made in connection therewith, contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2018 financial year; expectations for the Group’s future performance generally; expectations regarding the Group’s operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; and expectations regarding, service revenue, adjusted EBITDA, free cash flow, capital expenditure, and foreign exchange movements.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “ongoing”, “lead”, “surge”, “exceed”, “stabilise”, “maintain”, “sustain”, “improve”, “plans”, “targets” “gain”, “grow”, “continue”, “retain” or “accelerate” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in general economic or political conditions in markets served by the Group and changes to the associated legal, regulatory and tax environments; increased competition; the impact of investment in network capacity and the deployment of new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectation; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to grow and generate revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and increased pricing pressure; the Group’s ability to expand its spectrum position or renew or obtain necessary licences and realise expected synergies and associated benefits; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into acquisitions, partnerships or joint ventures and entering into service franchising, brand licensing and platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and asset and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband in emerging markets; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the headings “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2017. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in or made in connection with this press-release will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 11, 2017	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary